Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.2 — Condensed Consolidated Financial Statements of YY Group Holding Ltd as of December 31, 2024 and June 30, 2025 (unaudited) and for the six months ended June 30, 2024 (unaudited) and 2025 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 8, 2025.

In this report, as used herein, and unless the context suggests otherwise, the terms “YY,” “Company,” “Group”, “we,” “us” or “ours” refer to the combined business of YY Group Holding Ltd and its subsidiaries and other consolidated entities. References to “dollar” and “US$” are to U.S. dollars, the lawful currency of the United States. References to “S$” are to Singapore dollars, the lawful currency of Singapore. References to “SEC” are to the Securities and Exchange Commission.

All such financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

YY Group Holding Limited (“the Company” or “the Group”) is a data and technology-driven enterprise headquartered in Singapore, specializing in intelligent labor matching and smart cleaning services. Through its subsidiaries, the Group provides integrated facility management (“IFM”) services, manpower outsourcing services and other services across Singapore, Malaysia, and other regional markets.

Since its establishment in 2010, the Company has built a strong reputation as a trusted manpower solutions provider in the traditional recruitment industry. Recognizing the importance of digital transformation, the Company launched its proprietary YY Circle Super App (“YY App”) in June 2019, transforming its business model from traditional staffing to a technology-enabled manpower marketplace. The YY App serves as a one-stop intelligent outsourcing platform, offering an end-to-end staffing solution that simplifies recruitment processes, enhances transparency, and improves workforce efficiency. The platform caters to clients across diverse sectors including hospitality, food and beverage, and private clubs, and supports a growing online community of both part-time and full-time job seekers.

Business Expansion and Diversification

Since 2018, the Company diversified into the professional cleaning services segment to complement its manpower outsourcing business. This division provides a broad range of services, including commercial cleaning for offices and educational institutions, hospitality cleaning for hotels and retail malls, industrial and façade cleaning, disinfection services, MICE and banquet stewarding, and pest control. To enhance service quality and productivity, the Company deploys cleaning robots and automated machines at client sites.

The Company’s cleaning operations are further supported by the YY Smart iClean App, an Internet of Things (“IoT”)–based smart facility management system integrating real-time sensors for automated monitoring of cleaning performance and restroom usage. This digital platform enables customers to optimize resource allocation, track staff activity, and achieve measurable efficiency gains, demonstrating the Company’s commitment to technology-led facility management solutions.

Strategic Acquisitions and Global Expansion

During the six months ended June 30, 2025, the Group executed a series of strategic acquisitions to expand its regional presence and strengthen its service portfolio:

Integrated facility management (“IFM”) services

On February 3, 2025, and June 5, 2025, the Company acquired Property Facility Services Pte. Ltd. (“PFS”) and Uniforce Security Services Pte. Ltd. (“UFS”) respectively, broadening its service offerings to include property and facility management and security solutions.

Manpower outsourcing services

On April 14, 2025 and June 2, 2025, the Company acquired YY Circle (HK) Pte Limited (“YYC HK”) and YY Circle (Thailand) Company Limited (“YYC TH”) respectively, to support the Group’s international expansion in manpower outsourcing and digital recruitment markets.

Other services

On January 2, 2025, the Company acquired Mediaplus Venture Group Pte. Ltd. (“Mediaplus”), a digital marketing and web development agency based in Singapore and Malaysia, to enhance the Company’s digital transformation capabilities and support the marketing needs of its clients.

On June 17, 2025, the Company acquired Transocean Oil Pte. Ltd. (“Transocean”), a Singapore-incorporated investment holding company that owns three commercial properties and generates rental income as its principal source of revenue. This acquisition reflects the Group’s long-term objective to diversify revenue streams and strengthen its asset base.

Asset acquisition

On April 21, 2025, the Company, through its wholly owned subsidiary 365IFM Pte. Ltd., entered into a Fixed Assets Sale and Purchase Agreement (the “Agreement”) to acquire the 24iFM facility management software, including the associated source code, documentation, login credentials, and related intellectual property rights. The asset acquisition was completed on June 10, 2025.

Revenue Composition

For the period under review, the Group’s revenue was primarily derived from three key business segments:

(i)	Integrated Facilities Management (“IFM”) Services - comprising cleaning, property and facility management, and security services.

(ii)	Manpower Outsourcing Services - including technology-enabled staffing and labor matching services delivered through the YY App.

(iii)	Other Services - including web design and development, digital marketing, and rental income from investment properties.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

Our ability to attract and engage customers

Our financial conditions and results of operations depend on our ability to attract new customers and actively engage existing customers. Additionally, our industry is highly competitive and rapidly innovating, and we compete on various factors, such as pricing, quality of services and outcomes, and track record. We believe that with our proven track record in delivering results and our proprietary technology in the YY App and the YY Smart iClean App which we seek to continuously enhance and improve their ease of use, functionality and features, we will be able to maintain our competitiveness and meet our customers’ requirements, retain and expand business with existing customers, and attract new customers. However, if we fail to keep up with timely innovation to enhance or improve the functionality, effectiveness and features of our existing technologies or meet our customers’ requirements and expectations, we might not be able to attract new customers or expand our business effectively, which may materially and adversely impact our business and results of operations.

We generally depend on labour and our supply of workers may be affected by various factors

The provision of manpower outsourcing and cleaning services is labour intensive and has a high turnover rate. We may experience a shortage of manpower from time to time due to several factors affecting our labour supply, which include tighter government regulations pertaining to our ability to hire workers from overseas jurisdiction. Additionally, cleaning services tend to be less popular among local workers, and the industry generally suffers from a high turnover rate as workers may choose to work for other companies for reasons such as proximity of work location to their place of residence. While our workforce is currently adequate for our scale of operations, we may not be successful in retaining and attracting labour or managing the cost of labour effectively in the future to meet the growth in our business, which may result in our business and results of operations being materially and adversely impacted.

We are subject to various laws, regulations and policies implemented by the governments and regulatory authorities

Our business is subject to extensive government regulations including, but not limited to, the conditions of applicable licenses, laws, regulations, codes of practice, standards of compliance and other regulatory requirements or guidelines. Compliance with these laws, regulations and policies can be administratively tedious and costly, impose limitations on our business and operations, and potentially restrict our ability to develop our business. Introduction of or changes in laws, regulations or policies affecting our industry, such as restrictions on hiring foreign workers, may impede our ability to source for foreign workers as part of our labour supply. Legal or regulatory changes such as additional licensing or tax requirements could increase our operating cost and reduce our earnings. Any failure to comply with any new laws or regulations may result in fines or penalties against us and may require us to cease our business in whole or in part. Further, there is no assurance that we will be able to pass on any increase in costs of complying with such amended or new government laws, regulations, or policies to our customers, which may result in our business and results and operations being materially and adversely impacted.

Our ability to successfully implement our business strategies and/or future plans

We intend to strengthen our market presence in Southeast Asia (“SEA”), expand the scope of our service offerings, and invest further in technology and automation to enhance operational efficiency. Our strategic plans include scaling our Integrated Facilities Management (“IFM”) capabilities and expanding our digital and web solutions business under Mediaplus Venture Group Pte. Ltd.

The success of these initiatives depends on our ability to secure financing, attract qualified professionals, and execute projects efficiently. There is no assurance that our planned expansions or technology investments will achieve the expected returns, or that our competitors will not introduce more advanced solutions that render our offerings less competitive. Failure to execute these strategies effectively may materially affect our financial condition and operating performance.

Performance of Integrated Facilities Management (“IFM”) Services

The Group’s IFM division, which includes cleaning, property and facility management, and security services, remains a core revenue contributor. Segment performance is driven by contract renewals, labor management, and service quality. Most IFM contracts are tender-based and subject to renewal risk, while increasing wage costs and manpower shortages continue to pressure margins. The Group mitigates these challenges through efficient workforce deployment and automation via its YY Smart iClean App, which integrates robotics and IoT monitoring to enhance productivity and client satisfaction. Sustained growth in this segment depends on continued investment in technology, workforce training, and consistent service quality to preserve customer confidence and long-term relationships.

Performance of Web Design, Development, and Digital Marketing Services

Following the acquisitions of Mediaplus Digital Pte. Ltd. and YY Smart Tech Pte. Ltd., the Group diversified into web design, development, and digital marketing services. The performance of this segment is influenced by client demand for digital transformation, project completion timelines, and evolving technology trends. The Group’s competitiveness relies on continuous staff upskilling, adoption of emerging digital tools, and expansion of recurring service contracts to stabilize revenue. Market softness, client budget adjustments, or project delays may result in temporary fluctuations in revenue and segment margins.

Results of Operations

For the six months ended June 30, 2025 and 2024

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenue. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2025 (Unaudited)		2024 (Unaudited)
	USD	% of revenue	USD	% of revenue
Revenue	25,754,473	100.0%	19,259,492	100.0%
Cost of sales	(21,486,338)	(83.4)%	(16,881,818)	(87.7)%
Gross profit	4,268,135	16.6%	2,377,674	12.3%

Other income	814,457	3.2%	1,212,936	6.3%
Selling and marketing expenses	(1,562,277)	(6.1)%	(133,977)	(0.7)%
General and administrative expenses	(7,107,000)	(27.6)%	(2,601,763)	(13.5)%
Impairment loss on intangible asset	(4,063,000)	(15.8)%	-	-
Other expenses	(31,918)	(0.1)%	(26,029)	(0.1)%
Change in fair value of warrant liability	(24,075)	(0.1)%	55,125	0.3%
Operating (loss)/profit	(7,705,678)	(29.9)%	883,966	4.6%

Finance cost	(367,270)	(1.4)%	(191,142)	(1.0)%

(Loss)/Profit before tax	(8,072,948)	(31.3)%	692,824	3.6%
Income tax expenses	(123,038)	(0.5)%	(90,838)	(0.5)%
(Loss)/Profit for the period	(8,195,986)	(31.8)%	601,986	3.1%

Comparison of six months ended June 30, 2025 and 2024

Revenue

We generate revenue primarily from (i) integrated facilities management (“IFM”) services, (ii) manpower outsourcing services and (iii) other services. IFM services under long-term service contracts with estate management companies, government agencies, and commercial clients. These contracts are structured to deliver comprehensive, integrated solutions tailored to each client’s operational and property management needs. The IFM service offerings encompass cleaning services, property and facility management, and security guard services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Other services included web design and development and digital marketing service and lease service.

The following table sets forth our revenue by service categories for the periods indicated.

	For the six months ended June 30,
	2025 (Unaudited)		2024 (Unaudited)
	USD	% of revenue	USD	% of revenue
IFM services	14,458,114	56.1%	11,372,886	59.1%
Manpower outsourcing services	9,578,180	37.2%	7,886,606	40.9%
Other services	1,718,179	6.7%	-	-
Total revenue	25,754,473	100.0%	19,259,492	100.0%

During the six months ended June 30, 2025 and 2024, IFM services accounted for approximately 56.1% and 59.1% of total revenue, respectively, while manpower outsourcing services accounted for approximately 37.2% and 40.9%, respectively. In addition, the Group generated revenue from other services categories including web development, digital marketing, and rental income which collectively contributed approximately 6.7% of total revenue for the six months ended June 30, 2025.

Total revenue increased by approximately 33.7%, from $19,259,492 for the six months ended June 30, 2024, to $25,754,473 for the six months ended June 30, 2025. The increase was primarily driven by higher contributions from both IFM services and manpower outsourcing services.

Revenue from IFM services grew by approximately 27.1%, from $11,372,386 for the six months ended June 30, 2024 to $14,458,114 for the six months ended June 30, 2025, supported by new contract wins, renewal of existing projects, and incremental contributions from newly acquired subsidiaries, Property Facility Services Pte. Ltd. (“PFS”) and Uniforce Security Services Pte. Ltd. (“UFS”).

Revenue from manpower outsourcing services increased by approximately 21.4%, from $7,886,606 for the six months ended June 30, 2024 to $9,578,180 for the six months ended June 30, 2025, mainly due to stronger service demand from customers in Singapore and Malaysia as well as the newly acquired subsidiaries, YYC HK and YYC TH.

The other services generated from newly acquired and newly established entities in 2025, such as Mediaplus Venture Group Pte. Ltd. (“Mediaplus”), and Transocean Oil Pte. Ltd. (“Transocean”), which together generated $1,718,179 in revenue during the period.

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of IFM services, while labor cost is mainly associated with our provision of manpower outsourcing services and web design and development and digital marking services. The total cost of revenue increased by $4,604,520, or 27.3%, from $16,881,818 for the six months ended June 30, 2024, to $21,486,338 for the six months ended June 30, 2025.

The following table sets forth our cost of revenue by service categories for the periods indicated.

	For the six months ended June 30,
	2025 (Unaudited)		2024 (Unaudited)
	$	% of revenue	$	% of revenue
IFM services	(12,642,786)	(49.1)%	(10,282,219)	(53.4)%
Manpower outsourcing services	(7,974,014)	(31.0)%	(6,599,599)	(34.3)%
Other services	(869,538)	(3.4)%	-	-
Total cost of revenue	(21,486,338)	(83.4)%	(16,881,818)	(87.7)%

The overall increase of approximately 27.3% in cost of revenue was mainly attributable to the increase of related revenue as well as higher labor cost across both IFM services and manpower outsourcing services, which was driven by an increase in hourly wage rates for casual workers.   Additionally, the consolidation of newly acquired and newly established business units contributed incremental operating costs within the current period. The growth in cost of revenue is generally aligned with the expansion in revenue for the six months ended June 30, 2025, reflecting the scale-up of service activities to support business growth.

Gross profit

For the six months ended June 30, 2025 and 2024, our gross profit was $4,268,135 and $2,377,674, respectively, and our gross profit margins were approximately 16.6% and 12.3%, respectively. Gross profit increased by $1,890,461, or approximately 79.5%, primarily due to higher revenue contributions from both IFM and manpower outsourcing services, as well as improved operational efficiency across our newly acquired subsidiaries from PFS, UFS and Mediaplus. In particular, the improvement in IFM gross profit was mainly attributable to the expansion of property management contracts, whereas IFM revenue for the six months ended June 30, 2024 was predominantly derived from cleaning-related services. Additionally, part of the gross profit increase was contributed by the higher gross profit generated from other services for the six months ended June 30, 2025.

The increase in gross profit margin was mainly attributable to enhanced cost management, particularly in labor and material utilization, and the deployment of automation and IoT solutions under our YY Smart iClean App, which improved productivity and reduced manual coordination time. In addition, economies of scale from the consolidation of IFM and manpower outsourcing operations contributed to better cost absorption, resulting in an overall margin improvement during the period.

Furthermore, the web design, development, and digital marketing services, together with rental income, also made a notable contribution to the overall profitability. These service lines carry higher gross margins compared to the IFM and manpower outsourcing services, primarily due to their lower direct labor requirements and technology-driven delivery models, which enhanced the Group’s blended gross margin for the period.

Other income

Other income primarily consisted of government grants. It decreased by $398,479, or approximately 32.9%, from $1,212,936 for the six months ended June 30, 2024, to $814,457 for the six months ended June 30, 2025. The decline was mainly attributable to a lower amount of government Progressive Wage Credit Scheme (“PWCS”) grants recognized during the period compared to the same period of prior year.

Selling and marketing expenses

Selling and marketing expenses primarily comprise share-based compensation to selling staff, advertising, marketing, and branding activities. These expenses increased by $1,428,300, or approximately 1066.1%, from $133,977 for the six months ended June 30, 2024 to $1,562,277 for the six months ended June 30, 2025. The increase was primarily driven by share-based compensation, the Company adopted 2023 and 2024 share incentive plan and shares granted to sales director and consultants who assist the Company on the market survey belong to sales and marketing. The share-based compensation included in selling and marketing expenses was $1,341,000 for the six months ended June 30, 2025. The increase also generated from newly acquired subsidiaries, including PFS, UFS, YYC HK and YYC TH, Mediaplus and Transocean, as well as the expansion of business operations in overseas markets.

General and administrative expenses

General and administrative expenses consisted primarily of salary and share-based compensation, welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $4,505,237 or approximately 173.2%, from $2,601,763 for the six months ended June 30, 2024, to $7,107,000 for the six months ended June 30, 2025, mainly due to share-based compensation granted to some staffs and an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business. The share-based compensation included in general and administrative expenses was $2,232,000 for the six months ended June 30, 2025.

Impairment loss on intangible asset

During the six months ended June 30, 2025, the Group recognized an impairment loss on intangible asset related to the acquisition of the 24iFM software platform. The software was acquired through the issuance of 4,000,000 shares of YY Group Holding Limited (“YYGH”), based on the market closing price of $1.44 per share on June 10, 2025, representing total consideration of $5,760,000. As of June 30, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount was assessed at $1,697,000 and the Group recorded an impairment loss of approximately $4,063,000 for the six months ended June 30, 2025.

Other expenses

Other expenses primarily consisted of late charges and fines. Other expenses increased by $5,889, from $26,029 for the six months ended June 30, 2024, to $31,918 for the six months ended June 30, 2025, and no significant movement over the periods.

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans and financial institution loan, as well as interest expenses from lease liabilities and accounts receivable factoring. Finance costs increased by $176,128, or approximately 92.1%, from $191,142 for the six months ended June 30, 2024, to $367,270 for the six months ended June 30, 2025. The increase was primarily driven by the corresponding financing requirements to support the working capital needs, the expansion of new business operations, and investments of newly acquired subsidiaries.

Income tax expense

For the six months ended June 30, 2025 and 2024, the Group’s income tax expenses were $123,038 and $90,838, respectively. The increase of approximately 35.4% was primarily attributable to the higher taxable profits generated from the Group’s expanded operations, following the acquisition of PFS, UFS, and Mediaplus. These newly acquired subsidiaries contributed additional operating income to the Group, resulting in a higher tax expense for the six months ended June 30, 2025.

(Loss)/Profit for the period

As a result of the foregoing, our loss was $8,195,986 for the six months ended June 30, 2025 and profit was $601,986 for the six months ended June 30, 2024. The loss incurred for the six months ended June 30, 2025 was primarily attributable to the share-based compensation expense of $3,573,000 recorded in our selling and marketing expenses as well as general and administrative expenses, and an impairment loss on intangible asset of $4,063,000 related to the 24iFM software platform.

Liquidity and Capital Resources.

The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Company finances its working capital requirements through a combination of funds generated from operations and bank borrowings. The directors are satisfied that funds are available to finance the operations of the Company.

As of June 30,2025, our cash balances amounted to $1,572,349, and our current assets were $18,869,048, and our current liabilities were $16,572,732, resulted in a positive working capital of $2,296,316. For the six months ended June 30, 2025, we incurred operating loss and loss for the period of $7,705,678 and $8,195,986, respectively with net operating cash outflows of $898,882. The operating loss and loss for the period was primarily attributable to the share-based compensation expense of $3,573,000 recorded in our selling and marketing expenses as well as general and administrative expenses related to the one-time share issuance to our management, employees and individual consultants and impairment loss on intangible assets of $4,063,000.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

-	cash generated from our operations; and

-	loans from shareholders and related parties; and

-	other available sources of financing from banks and other financial institutions.

In assessing liquidity, we continuously monitor and analyze our cash on hand and operating expenditure commitments. Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, we have financed our operations mainly through successful IPO in 2024 and private financing, including the issuance of shares to the public, the issuance of convertible notes, the issuance of shares to new shareholders, and bank financing. For instance, on September 10, 2025, the Company entered into a Securities Purchase Agreement with a group of institutional investors for the issuance of up to 9,523,812 Class A Ordinary Shares together with Warrants to purchase up to 14,285,718 Class A Ordinary Shares. The combined purchase price was US$0.42 per Share together with 1.5 Warrants, with each Warrant exercisable at US$0.50 per Share for a term of 3.5 years. The Warrants are not listed or traded on any exchange. The offering was conducted through FT Global Capital, Inc. as placement agent, with a placement fee of 7.5% of the gross proceeds. The transaction generated gross proceeds of US$4,000,001 and net proceeds of approximately US$3,695,239, after deducting placement agent commissions but before deducting other offering expenses. The offering was closed on September 11, 2025.

These financing arrangements structured to support the companies’ strategic initiatives in expanding market presence and driving growth.

Our financial statements appearing at the end of this prospectus have been prepared on the assumption that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.

We believe that our current cash and loans from banks, and the net proceeds from trade receivable factoring will be sufficient to meet our working capital needs in the next 12 months from the date the unaudited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We maintain sufficient cash, and internally generated cash from operations to finance activities.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2025	2024
	$	$
Net cash used in operating activities	(686,755)	(2,532,839)
Net cash provided by (used in) investing activities	686,755	(98,814)
Net cash provided by financing activities	884,135	3,344,103
Effect of foreign exchange of cash	(148,693)	(101,516)
Net increase in cash	735,442	610,934
Cash balances at beginning of periods	836,907	467,235
Cash balances at end of periods	1,572,349	1,078,169

Operating Activities

For the six months ended June 30, 2025, net cash used in operating activities was $686,755, primarily resulting from our net loss of $8,195,986, adjusted for non-cash and non-operating items, as well as changes in operating assets and liabilities. Adjustments for non-cash items included depreciation of property and equipment of $89,044 and depreciation of right-of-use assets of $227,394, provision for allowance for credit losses of $66,561, and impairment loss on intangible asset of $4,063,000. Adjustments for non-operating items consisted of fair value adjustment of warrant liabilities of $24,075, share-based compensation expenses of $3,573,000, net finance cost of $367,270, and income tax expenses of $123,038. Changes in operating assets and liabilities mainly included: (i) an increase in prepayment and other current assets of $368,512, (ii) a decrease in trade receivables of $191,922, (iii) a decrease in amount due to related party of $22,380, and (iv) a decrease in trade and other payables of $936,465. Cash used in operations also reflected interest payments of $232,386 and income tax payments of $9,510.

For the six months ended June 30, 2024, net cash used in operating activities was $2,532,839, primarily resulting from our net income of $601,986, as adjusted for non-cash items, non-operating items, changes in working capital, and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment of $64,461, depreciation of right-of-use assets of $94,508 and a fair value gain on warrant liabilities of $55,125. Adjustments for non-operating items included net finance cost of $191,142 and income tax expenses of $90,838. Changes in operating assets and liabilities mainly included: (i) an decrease in prepayment and other current assets of $2,415,605, (ii) a decrease in trade receivables of $838,353, (iii) a decrease in amount due to related parties of $3,212, and (iv) a decrease in trade and other payables of $124,991. Cash used in operations also reflected interest payments of $164,451 and income tax payments of $36,462.

Investing Activities

For the six months ended June 30, 2025, net cash provided by investing activities was $686,755, primarily attributable to net cash inflows from the acquisition of subsidiaries of $818,107, offset by purchases of property and equipment of $131,352, mainly related to cleaning machinery and computer hardware.

For the six months ended June 30, 2024, net cash used in investing activities was $98,814, which was primarily consisted of purchase of property and equipment, mainly cleaning machinery and computers hardware.

Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was $884,135, primarily driven by a loan from a third party of $342,600, a loan from a shareholder of $825,077, proceeds from guaranteed bank and financial institution loans of $588,003, and $71,157 received from the transfer of treasury shares. These inflows were partially offset by a loan to a related party of $108,663, repayment of guaranteed bank and financial institution loans of $571,234, and payment of lease liability of $262,805.

For the six months ended June 30, 2024, net cash provided by financing activities was $3,344,103, primarily attributable to the issuance of ordinary shares of $3,922,650 in connection with the Company’s capital-raising activities. These proceeds were partially offset by repayment of guaranteed bank loans of $470,977 and payment of lease liabilities amounting to $107,570. No proceeds from new borrowings, shareholder loans, related-party loans, or issuances of convertible notes were recorded during the period.

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. For the six months ended June 30, 2025 and 2024, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

For the six months ended June 30, 2025, our capital expenditures were primarily related to the purchase of cleaning machinery, computer equipment, and other operational tools to support the expansion of our IFM and manpower outsourcing businesses. Total capital expenditures amounted to $131,352, reflecting our continued investment in productivity enhancement, digitalization, and capacity expansion across our service divisions. These investments were necessary to support new contractual projects arising from the Group’s organic growth as well as its newly acquired subsidiaries.

For the six months ended June 30, 2024, our capital expenditures total $98,814, mainly attributable to upgrades of cleaning equipment and technology infrastructure. The higher level of spending in the prior period was primarily to support business scaling and new customer contracts within Singapore and Malaysia.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.